# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonnet BioTherapeutics Holdings, Inc., CIK 0001106838
CUSIP: 83548R204
Title of class of securities: COM NEW
Address of issuer's principal executive offices: 100 Overlook Center, Suite 102, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 07/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078198

## Reporting persons
- Republic Digital Opportunistic Digital Assets Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (4.2% of the class)
  Comment: Calculations of the percentage set forth in Row 11 are based on the quotient obtained by dividing (a) the number of shares of Sonnet BioTherapeutics Holdings, Inc. Common Stock beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the 6,264,165 shares of Common Stock outstanding as of July 18, 2025, as reported in the Issuer's current report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 18, 2025.
- Joseph Naggar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (4.2% of the class)
  Comment: Calculations of the percentage set forth in Row 11 are based on the quotient obtained by dividing (a) the number of shares of Sonnet BioTherapeutics Holdings, Inc. Common Stock beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the 6,264,165 shares of Common Stock outstanding as of July 18, 2025, as reported in the Issuer's current report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 18, 2025.

## Item 1. Issuer
Name of issuer: Sonnet BioTherapeutics Holdings, Inc.
Address of issuer's principal executive offices: 100 Overlook Center, Suite 102, Princeton, New Jersey, 08540

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Republic Digital Opportunistic Digital Assets Master Fund, Ltd. ("Republic"), and Joseph Naggar ("Naggar"), who is the Chief Executive Officer and Chief Investment Officer of Republic Digital Fund Manager LLC, the Investment Manager of Republic.

Republic and Mr. Naggar are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 149 5th Avenue, 10th Floor, New York, NY 10010.
Citizenship: Republic is organized as a limited company under the laws of Cayman Islands. Mr. Naggar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Republic - 260,000 shares of Common Stock
(ii) Naggar - 260,000 shares of Common Stock
Percent of class:
(i) Republic - 4.15%
(ii) Naggar - 4.15%

The percentages set forth herein are based on 6,264,165 shares of Common Stock outstanding as of July 18, 2025,as reported in the Issuer's current report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 18, 2025.

As of July 14, 2025, the Reporting Persons' beneficial ownership of the Issuer's Common Shares exceeded 5% of the 3,332,728 shares of Common Stock then-outstanding, thereby requiring the Reporting Persons to file this Schedule 13G pursuant to Rule 13d-1(c) under the Act. However, as of July 18, 2025, the Reporting Persons' beneficial ownership had fallen below 5%, upon closing of a private placement offering and certain of the Issuer's outstanding warrants being exercised, and the number of shares of Common Stock outstanding increased by 2,931,437 shares of Common Stock to 6,264,165 shares of Common Stock outstanding. Accordingly, as of the date of filing of this Schedule 13G, none of the Reporting Persons' beneficial ownership remains above 5% of the shares of Common Stock outstanding.
Sole power to vote or to direct the vote:
(i) Republic - 0
(ii) Naggar - 0
Shared power to vote or to direct the vote:
(i) Republic - 260,000
(ii) Naggar - 260,000
Sole power to dispose or to direct the disposition:
(i) Republic - 0
(ii) Naggar - 0
Shared power to dispose or to direct the disposition:
(i) Republic - 260,000
(ii) Naggar - 260,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated July 25, 2025, by and between Republic Digital Opportunistic Digital Assets Master Fund, Ltd. and Joseph Naggar.

## Signatures
- Republic Digital Opportunistic Digital Assets Master Fund, Ltd.: /s/ Joseph Naggar, Joseph Naggar, Authorized Signatory (07/25/2025)
- Joseph Naggar: /s/ Joseph Naggar, Joseph Naggar (07/25/2025)